UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

COMMONWEALTH CREDIT PARTNERS BDC I, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

None

(CUSIP Number)

Garon Meikle
Chief Financial Officer

UAW Retiree Medical Benefits Trust

1155 Brewery Park Blvd., Suite 400

Detroit, MI 48207

(313) 324-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Retiree Medical Benefits Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 541,960.4
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 541,960.4

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,960.4
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Chrysler Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 105,682.3
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 105,682.3

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,682.3
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW Ford Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,756.0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,756.0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,756.0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UAW GM Retirees Medical Benefits Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION None. Organized as a 501(c)(9) Voluntary Employee Beneficiary Association.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 271,522.2
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 271,522.2

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,522.2
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.6%
14.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. None	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hershel Harper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 541,960.4
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 541,960.4

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,960.4
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. None	13D

Item 1.  Security and Issuer.

This Amendment No. 16 (“Amendment No. 16”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on August 24, 2021 as amended by Amendment No. 1 on September 28, 2021, Amendment No. 2 on December 23, 2021, Amendment No. 3 on April 6, 2022, Amendment No. 4 on May 6, 2022, Amendment No. 5 on July 11, 2022, Amendment No. 6 on August 11, 2022, Amendment No. 7 on October 10, 2022, Amendment No. 8 on October 21, 2022, Amendment No. 9 on December 22, 2022, Amendment No. 10 on January 9, 2023, Amendment No. 11 on February 28, 2023, Amendment No. 12 on April 10, 2023, Amendment No. 13 on June 23, 2023, Amendment No. 14 on July 6, 2023 and Amendment No. 15 on October 16, 2023. This Amendment No. 16 relates to shares of common stock (the “Shares”) of Commonwealth Credit Partners BDC I, Inc., a Delaware business development company (the “Issuer”). The Issuer’s principal executive offices are located at 525 Okeechobee Boulevard, Suite 1050, West Palm Beach, FL 33401.

Item 4.  Purpose of Transaction.

On August 6, 2021, each Plan entered into a subscription agreement with the Issuer (the “Subscription Agreements”) pursuant to which the UAW Chrysler Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $126,750,000, the UAW Ford Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $197,600,000, and the UAW GM Retirees Medical Benefits Plan agreed to purchase Shares for an aggregate purchase price equal to $325,650,000. Such amounts are payable at such times and in such amounts as required by the Issuer, under the terms and conditions set forth in the Subscription Agreements.

On August 17, 2021, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 5,791.455 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 9,028.731 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 14,879.586 Shares. The price per Share was $1,000.00.

On September 28, 2021, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 3,860.97 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 6,019.15 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 9,919.72 Shares. The price per Share was $1,000.00.

On December 23, 2021, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 17,494.03 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 27,272.74 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 44,946.19 Shares. The price per Share was $993.16.

On March 29, 2022, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 326.980 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 509.754 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 840.088 Shares. The price per Share was $996.26.

On May 6, 2022, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 11,562.10 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 18,025.02 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 29,705.70 Shares. The price per Share was $1,001.80.

On June 28, 2022, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 545.515 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 850.445 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 1,401.555 Shares. The price per Share was $1,001.80.

On August 11, 2022, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 4,838.2 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 7,542.7 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 12,430.5 Shares. The price per Share was $997.52.

On September 28, 2022, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 801.534 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 1,249.572 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 2,059.327 Shares. The price per Share was $997.52.

On October 19, 2022, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 5,820.73 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 9,074.38 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 14,954.81 Shares. The price per Share was $994.97.

On December 20, 2022, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 19,402.45 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 30,247.92 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 49,849.36 Shares. The price per Share was $994.97.

On December 28, 2022, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 1,699.202 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 2,649.013 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 4,365.643 Shares. The price per Share was $994.97.

On February 24, 2023, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 16,823.14 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 26,226.85 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 43,222.53 Shares. The price per Share was $975.39.

On March 28, 2023, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 2,079.611 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 3,242.061 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 5,343.001 Shares. The price per Share was $975.39.

On June 21, 2023, pursuant to drawdown notices delivered in accordance with the Subscription Agreements: (i) UAW Chrysler Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 5,945.32 Shares; (ii) UAW Ford Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 9,268.60 Shares; and (iii) UAW GM Retirees Medical Benefits Plan purchased from the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 15,274.90 Shares. The price per Share was $974.12.

On June 28, 2023, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 2,409.547 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 3,756.422 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 6,190.683 Shares. The price per Share was $974.12.

On September 28, 2023, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 2,535.916 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 3,953.428 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 6,515.353 Shares. The price per Share was $979.93.

On December 28, 2023, pursuant to a dividend reinvestment plan: (i) UAW Chrysler Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan, 3,745.569 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW Ford Retirees Medical Benefits Plan, 5,839.247 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested dividend proceeds in the Issuer, and the Issuer issued to UAW GM Retirees Medical Benefits Plan, 9,623.232 Shares. The price per Share was $979.75.

The purpose of the transaction was to acquire securities of the Issuer for investment purposes.

The Issuer is a business development company. The Reporting Persons expect to continue to beneficially own, in the aggregate, 99% of the Shares outstanding. The investment strategy and investment policy of the Issuer have been devised by, and will be implemented by, Commonwealth Credit Advisors LLC. The Reporting Persons do not have any plans or proposals to make any changes to the Issuer’s investment policy.

The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Amendment No. 16 relates is 541,960.4. Such aggregate number of Shares represents 99% of the common stock of the Issuer. The percentage reported in this Amendment No. 16 is calculated based upon 574,438.97 Shares outstanding as of December 28, 2023, as indicated by the Issuer.

(b) The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 105,682.3 Shares. Such Shares represent 19.3% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 164,756.0 Shares. Such Shares represent 30.1% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 271,522.2 Shares. Such Shares represent 49.6% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 541,960.4 Shares held by the Plans. Such Shares represent 99% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 541,960.4 Shares held by the Plans. Such Shares represent 99% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.

(c) Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

CUSIP No. None	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024

UAW RETIREE MEDICAL BENEFITS TRUST

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW CHRYSLER RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW FORD RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

UAW GM RETIREES MEDICAL BENEFITS PLAN

By:	/s/ Garon Meikle
Name: Garon Meikle
Title: Chief Financial Officer

HERSHEL HARPER

/s/ Hershel Harper